Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Toy Overlord Inc
3753 S State St
Salt Lake City, UT 84115
www.megalopolis.toys

Up to $1,069,999.56 in Common Stock at $0.63
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Toy Overlord Inc
Address: 3753 S State St, Salt Lake City, UT 84115
State of Incorporation: DE
Date Incorporated: September 26, 2017

Terms:

Equity

Offering Minimum: $9,999.99 | 15,873 shares of Common Stock
Offering Maximum: $1,069,999.56 | 1,698,412 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.63
Minimum Investment Amount (per investor): $199.71

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time Based Perks[1]

Super Early Bird

Invest within first 48 hours and get an additional 10% bonus shares

Early Bird

Invest within the first week and get an additional 5% bonus shares

Amount Based Perks[1]

Level I: Fanboy

Invest $500+

$25 Megalopolis gift card + choice of free Megalopolis gift shop t-shirt

Level II: Iron

Invest $1000+

$250 Megalopolis gift card + Megalopolis exclusive figure—Boss Fight Studio Vitruvian H.A.C.K.S. Darvold + previous perks*

Level III: Bronze

Invest $2500+

$500 Megalopolis gift card + Boss Fight Studio Vitruvian H.A.C.K.S. Bundle (about $250 worth of product) that is compatible with our exclusive + previous perks*

Level IV: Silver

Invest $5000+

Digital download of exclusive, previously unseen Overlordin' Ain't Easy animated short + previous perks*

Level V: Gold

Invest $10,000+

Double loyalty points for life** + Level IV: Silver

Level VI: Platinum

Invest $25,000+

Triple loyalty points for life** + Level IV: Silver

Level VII: Diamond

Invest $50,000+

Mythic Legions action figure autographed by H. Eric Mayse (Cornboy) of 4Horsemen Toy Design + 5% bonus shares + Level VI: Platinum

Level VIII: Hero

Invest $75,000+

All expense paid trip to Salt Lake City to meet the owners of Megalopolis and see the headquarters + Level VII: Diamond which includes 5% bonus shares

For all + previous perks, gift card values are not cumulative

**For both in-stock and pre-order items*

[1] *All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Toy Overlord Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $0.63 / share, you will receive 100 bonus Common Stock, meaning you'll own 1,100 shares for $630 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Megalopolis is a quickly rising collectible toys brand with both an online and brick-and-mortar presence, as well as a mobile app for Android and iOS. In addition to our co-branded exclusives and proprietary product lines, Megalopolis sells licensed collectibles for huge fandoms like DC, Marvel, Transformers and WWE (to name only a few). These licensed items include largely import and rare collectibles not found at mass retail.

Our customers are largely 25-45 (Millennial and Gen X) & male, attend or follow Comic Con, are tech-savvy (80% of our traffic is mobile), and are collector "completists" who buy whole runs of action figures figures instead of just one or two. About 30% of our orders are international, with the highest concentration coming from Mexico, Canada, Spain, France, Australia, Brazil and Japan.

The market segment we occupy is lucrative--occupying roughly 10% ($1.9 bil.) of the global toys & games market[1] -- but under-serviced, as current the top three e-commerce collectibles companies combined net only about $160 million per year[2-4].

We are galvanizing the disparate threads of the collector community that have no current home base. Megalopolis builds its own meta-fandom by nailing what its compeititors miss -- truly memorable branding (including a mascot and cast of characters that have their own content and merchandise), a seamless buying experience across platforms, and genuine value.

The long-term vision (and long-term growth driver) for Megalopolis is to grow several key appendages to its core business. These include a subscription media streaming platform -- available as an upgrade to Megalopolis Mobile -- which will include content from current media partners like Pixel Dan & Shartimus Prime, as well as new original series and content. It also includes VR development for games and virtual conventions, and monitizing proprietary brands & characters through licensor deals.

Having eclipsed our revenue total for 2018 within 5 months this year (by May 2019), we believe Megalopolis is on an growth trajectory that only shows signs of acceleration on the horizon.

1. https://seekingalpha.com/article/4155536-collectibles-drive-toy-market-funko-wheel

2. https://ecommercedb.com/en/store/bigbadtoystore.com#general-information

3. https://www.owler.com/company/toywiz#financials

4. *https://www.glassdoor.com/Overview/Working-at-Entertainment-Earth-EI_IE868800.11,30.htm

Competitors and Industry

Entertainment Earth - Entertainment Earth is the biggest company on this list in terms of total revenue, but its primary business is distribution (it is Hasbro's #1 distributor--Target is a client). It can only make product available directly to the consumer after its distribution orders have been filled, making its retail business less nimble and more of an afterthought.

Bigbadtoystore - Megalopolis' main head-to-head competitor. In business since 1999, but site and presentation remain dated. Extensive selection, but sometimes knocked for "collector-grade" shipping upcharge (mandatory $4 if you don't want your packaging smashed), cancelled pre-orders & slow shipping.

Toywiz - Less of a collectibles specialty entrant than the other two. Toywiz carries kids toys, gaming supplies and other market-adjacent goods. They are known to hike prices above MSRP in an effort to be "the last place" to have something when it sells out elsewhere. Their model relies on speculation and they lack a dedicated customer base.

Common points: Lacking in branding, user-frendliness (no mobile apps), and customer service

Current Stage and Roadmap

Megalopolis is in the seed stage of its development, having raised only pre-seed debt and entering its first equity round. We have ample cap space to raise the capital needed to continue fueling the growth of our business. The $1.07 Million we raise on Start Engine will catalyze growth through the end of 2020. In this span we will build a new custom engine for our web and mobile platforms capable of handling our future developments, as well as expand our proprietary and exclusive product offerings and push the Megalopolis brand far ahead.

We plan to launch a Series A in 2021 to fund the development and deployment of our VR platforms, subscription streaming platform & licensor program, and to continue growing the core business indefinitely.

The Team

Officers and Directors

Name: Matt Westover

Matt Westover's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Founder, CEO and Director
  Dates of Service: September 27, 2019 - Present
  Responsibilities: Executive financial management, operations oversight, marketing direction. Annual salary of $96,000.

Name: Kailey Austin-Westover

Kailey Austin-Westover's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer and Director
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Oversee and manage business systems in conjunction with one another. Annual salary of $60,000.

- **Position:** Treasurer
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Manage flow and appropriation of funds.

Other business experience in the past three years:

- **Employer:** Keller Williams
  Title: Transaction Coordinator
  Dates of Service: February 01, 2014 - February 25, 2018
  Responsibilities: Handle agency deal flow

Name: Josh Broderick

Josh Broderick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Personnel Director/Customer Service Dept. Head
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Manage procedures of customer service department and report customer trends. Manage employee logistics. Annual salary of $48,000.

- **Position:** Secretary
  Dates of Service: February 01, 2019 - Present
  Responsibilities: To record minutes at board meetings and to schedule/facilitate said meetings

Other business experience in the past three years:

- **Employer:** Taco Bell
  Title: Shift Manager
  Dates of Service: July 01, 2017 - February 25, 2018
  Responsibilities: Oversee shift employees/operations

Name: Chris Trutanich

Chris Trutanich's current primary role is with Manhattan Mobile. Chris Trutanich currently services 40+ (Megalopolis is primary client) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer and Director
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Gauge technical feasibility of projects and orchestrate development. Annual salary of $36,000.

Other business experience in the past three years:

- **Employer:** Manhattan Mobile
  Title: Founder/CEO
  Dates of Service: November 01, 2011 - Present
  Responsibilities: Head project development and manage dev. staff

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Toy Overlord Inc (also referred to as "we", "us", "our", or "Company") -- as with any other business -- involves a degree of risk, and should only be considered by those who could feasibly afford the loss of their investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in Toy Overlord Inc should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that Megalopolis will meet its projections. Though these projections are rooted in historical data and demonstrable trends, they are still only predictions of future revenue patterns.

Any valuation at this stage is difficult to assess
The valuation for this offering was determined by past capitalization, as well as current revenue patterns. Our initial (debt) partner received a 15% warrant for $1.25M (a valuation of $8M+). However, our current revenue trend has us at $3M for 2019, for which we feel $5M is an attractive valuation. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and imprecise.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment indefinitely. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities. As a result, if you decide to sell these securities in the near future, it may be challenging to find a buyer.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital. Issuing more equity may require bringing on additional investors. Securing these additional investors would lower your ownership percentage (though it may still increase the overall value of the shares).

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance, though based on extensive data and research, are not guaranteed. These projections will be based on assumptions which management believes are reasonable based on patterns of events. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Toy Overlord inc was formed on September 27, 2017. Accordingly, the Company has a finite history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company manages its growth. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Toy Overlord Inc has incurred a net loss, but increasing revenues generated since inception.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, public relations, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Deadline Feasibility Risk

The technological developments proposed herein may prove too costly to implement by 2022 as we've proposed. In promoting cash sustainability, we may choose to delay the deployment and scaling of technical instruments like VR. Other deadlines and benchmarks may too be forestalled if the company's fiduciary health so requires.

Product Competition Risk

Much of Megalopolis' product catalog can be purchased from other vendors. In these instances, Megalopolis profits from branding and perks more than exclusivity. Still, other retailers carrying the same goods creates risk of audience diversion.

Wholesale Prediction Risk

We do not always have the benefit of customer pre-order totals to help with our wholesale ordering. In these instances, we must place orders for upcoming product based on our industry knowledge and company sales patterns. This includes some guesswork and can produce ordering overages that may lead to losses.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matt Westover	5,475,000	Common Stock	69.52

The Company's Securities

The Company has authorized Common Stock, and Equity Warrant. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,698,412 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,875,000 outstanding.

Voting Rights

Able to vote on confirmation of officers, appropriation of shares & funds, and other matters pertinent to the structure and governance of the company. Board meetings are held for various purposes on both monthly and annual basis.

Material Rights

There are no material rights associated with Common Stock.

Equity Warrant

The security will convert into Common stock and the terms of the Equity Warrant are outlined below:

Amount outstanding: $1,250,000.00
Maturity Date: February 28, 2021
Interest Rate: 15.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Warrant execution price ($100)

Material Rights

In the event of liquidation, Black Oak would receive proceeds to cover the cost of the funds they loaned to Megalopolis.

Black Oak typically sells its warrant when a company is acquired but can retain it until they are paid.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Debt
  Final amount sold: $1,250,000.00

Use of proceeds: Warehouse & showroom build-out, web development, advertising, inventory
Date: March 02, 2018
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $200.00
  Number of Securities Sold: 200,000
  Use of proceeds: No money raised; shares issued to advisor.
  Date: September 28, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $125.00
  Number of Securities Sold: 125,000
  Use of proceeds: None raised; shares for ongoing employment
  Date: September 28, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $6,000.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: Founder Shares
  Date: September 27, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: Founder shares
  Date: September 27, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2018 was (for all intents and purposes) our first operating year. Our loss position is a reflection of our having invested debt capital into growth and infrastructure. It is more of an investment than true operational loss.

We invested a great deal of our capital into customer acquisition in 2018, spending roughly $500,000 on advertising. This number encompasses PPC ads on Facebook and Google, as well as promotional product items (including Toy Overlord pack-ins), placements on industry blogs, and more. We've seen the fruits of these efforts come to bear in 2019, as our customer repeat rate has risen to over 40%.

Other sunk and front-loaded costs from our first year of operation include the build-out of our retail and warehouse location (roughly $120,000), customization for our web site ($20,000) and the purchase of furniture/fixtures ($30,000).

Still, we finished the year with over $100,000 in the bank and over $500,000 worth of inventory. And, thanks to our leasehold improvements, we now also enjoy the benefits of having a brand new retail showroom within our distribution center that costs little-to-no additional overhead to run but produces a suprising amount of revenue (nearly $287,000 since Aug. 2018).

In fact, all of our 2018 investments that read as sizeable year-one losses have produced huge gains in 2019. We have gone from $750,000 (roughly) total revenue in 2018 to $1,900,000 YTD in 2019.

Our progress could have been even more dramatic with better financial resources. Our senior lender (Black Oak) helped us tremendously out of the gate but had some hiccups with the tail-end installments of our deal, forcing us to take short-term deals to make up the difference (sales of receivables). We were still able to grow from this money and service the debt, but operations could be choppy at times.

Some of the bumpiness from 2018 has been evident in 2019 as well, due to similar factors. Undercapitalization has kept us from crossing the profitability threshold. We often have to let up on ordering, advertising, etc., just as a clear path to break-even sales presents itself. It also has led to impromptu sales on a number of occasions in order to accrue more workign capital, which (obviously) cuts into margins and hurts the bottom line.

We are on pace to post a smaller loss in 2019 than 2018 (roughly $800k-$900k) by a large margin, despite growing sales exponentially. These losses are also inflated by

expenses characteristic of early-stage companies, as with 2018's losses. Spending on advertising has dipped to $260k YTD, but web development has increased to $65k (mobile app), accounting & professional fees have more than doubled, and travel costs have increased due to an increase in networking opportunities.

Overall, our growth and fine-tuning over the course of the last two years have put us in a prime position to raise equity. We've made enormous strides in spite of numerous operational challenges, and have done it without having to sacrifice ownership in the company.

With proper operating capital, we can rapidly push over the profitability hump, instead of slowly decreasing losses. 2020 figures to be a profitable year on our current trajectory. With no margin slashing, no bottlenecks, and no interruptions, we have an excellent opportunity to surpass our benchmark of $5M, which would net to us over a million dollars of profit.

Historical results and cash flows:

Investors should expect cash to start to accrue, rather than burn. It will take about a quarter, but having additional resources will enable us to make the adjustments we need to become profitable for the long haul.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

Cash on hand - Varies with product cycles. Usually around **20k**

Net-30 LOC with EE Distribution (200k) - Roughly 60% of our product

Net-30 LOC with Boss Fight Studio (Open) - Our exclusive partner

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are crucial to the continued *growth* of the company. Our capital resources are finite and we have mostly operated on revenue this year. But they are not critical to its operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

They are not necessary to the viability of the company. The majority of our residual funds would be from this (75%) campaign, but only temporarily. We will use the raise to kickstart profits and additional fundraising efforts, building a plentiful cash reserve.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Minimum: 3 Months - With our current sales trend and resources, we could apply the $10,000 to our schedule of operations and run for about three months.

This is based on the idea that $10,000 invested into the right operational vehicle (i.e. targeted FB ads) produces a multiple that can be reused.

How long will you be able to operate the company if you raise your maximum funding goal?

Maximum: 2 Years - The amount is about a year's worth of operating expenses (almost exactly). Even if we ran at a deficit every month, we would be covered for an entire year. Two years is an appropriate mark due to our profitability forecast and goal to raise Series A by 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan to raise another round on StartEngine or a private round. This will likely be 2020 or 2021.

Indebtedness

- **Creditor:** Black Oak Capital Partners
  Amount Owed: $1,857,426.00
  Interest Rate: 15.0%
  Maturity Date: February 28, 2021
  UCC-1 on assets; 15% Common Stock Warrant

- **Creditor:** United Debt Settlement
  Amount Owed: $348,207.45
  Interest Rate: 0.0%
  Maturity Date: November 28, 2021

- **Creditor:** Shopify Capital
  Amount Owed: $95,168.73
  Interest Rate: 17.0%
  Maturity Date: July 01, 2020

Related Party Transactions

- **Name of Entity:** Kim Westover
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: To help son (Matt Westover) establish business.
  Material Terms: Loaned $15,000 (No interest) in 2017 to help with formational expenses. Paid back with proceeds of Black Oak Loan.

- **Name of Entity:** Kim Westover
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: To provide business & marketing counsel on ongoing basis (advisory capacity)
  Material Terms: Received 200,000 shares (2%) for longtime, running advisory counsel

Valuation

Pre-Money Valuation: $4,961,250.00

Valuation Details:

Methodology: The company has tremendous upside and has experienced over 2x revenue growth between '18-19. To-date, all issued shares have been priced at fair (e-commerce) market value - using twice-revenue to denote fair market value. For this offering, shares will be offered at slightly less than twice-revenue for 2019 (we project 2.7M-3.1M for 2019).

We priced the valuation for the offering at roughly $5M. Since it is our first equity raise, we want to provide additional value to our prospective shareholders, as they will be the first to buy shares in the company.

Pre-Money Valuation:

$4,961,250.00

Issued shares: 7,875,000

Price Per Share: 0.63

These figures were actually determined prior to effecting the repurchase of Brady Hansen's remaining shares. We now have 7,750,000 outstanding shares. However, this creates no substantive change in the valuation (the price dips by about $80k). The original valuation is still more than fair.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  93.0%
  It will go into a common pot used for inventory, supplies, and other operational expenses

If we raise the over allotment amount of $1,069,999.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  17.0%
  $185,000 for marketing/ads: 1.) $110k Infusion to current ad infrastructure 2.) $35k for ongoing payments to news & media 3.) $35k Discretionary marketing fund.

- *Research & Development*
  36.0%
  |$385,000| -$200,000- for tech development - Approx. combined cost of: 1.) Development of custom system to host web/mobile platforms (migrate away from Shopify). 2.) Continued development of mobile app. -$185,000- Development, production and distribution of exclusives

- *Inventory*
  14.0%
  $150,000 - Core inventory expansion. 1.) Expand revolving inventory from $350k to $500k. 2.) Bolster SEO keyword presence. 3.) Shore-up catalog of on-hand (vs. pre-order).

- *Working Capital*
  23.0%
  $250,000 working capital 1.) Cover day-to-day operations and expenses. 2.) Replenished on a rolling basis (250k always maintained). 3.) High bank balance to leverage into credit terms

- *Company Employment*
  3.0%
  $30,000 - Funds to cover wages for two additional hires (up to 6 months): warehouse/shipping assistant and listings specialist

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 27 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.megalopolis.toys (https://megalopolis.toys/pages/toy-overlord-inc-shareholder-annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/megalopolis-city-of-collectibles

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Toy Overlord Inc

[See attached]

Toy Overlord, Inc. dba Megalopolis Toys

Financial Statements
(Unaudited)

For the year ended
December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017

TOY OVERLORD, INC. DBA MEGALOPOLIS TOYS

Index to Financial Statements
(Unaudited)

PAGE   1   INDEPENDENT ACCOUNTANTS' REVIEW REPORT

PAGE   2   BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2017

PAGE   3   STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2018 AND THE PERIOD FROM SEPTEMBER 26, 2017 (INCEPTION) TO DECEMBER 31, 2017

PAGE   4   STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2018 AND THE PERIOD FROM SEPTEMBER 26, 2017 (INCEPTION) TO DECEMBER 31, 2017

PAGE   5   STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2018 AND THE PERIOD FROM SEPTEMBER 26, 2017 (INCEPTION) TO DECEMBER 31, 2017

PAGES   6-17   NOTES TO FINANCIAL STATEMENTS



SADLERGIBB
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Toy Overlord, Inc. dba Megalopolis Toys
3753 State Street
South Salt Lake, UT 84115

We have reviewed the accompanying financial statements of Toy Overlord, Inc. dba Megalopolis Toys, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017, respectively, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses, negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Sadler Gibb & Assoc.
Salt Lake City, UT
October 25, 2019

office 801.783.2950
fax 801.783.2960

www.sadlergibb.com | Main: 2455 East Parleys Way Suite 320, Salt Lake City, UT 84109 | Provo: 3507 N University Ave #100, Provo, UT 84604

TOY OVERLORD, INC. DBA MEGALOPOLIS TOYS
Balance Sheets
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets:		
Cash and equivalents	$ 116,772	$ 475
Inventory	505,600	237
Total Current Assets	622,372	712
Property and equipment, net	122,979	-
Intangible assets, net	19,617	-
Other assets	27,638	-
Total Assets	$ 792,606	$ 712
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 113,559	$ 1,352
Accounts payable - related party	3,449	-
Accrued expenses	129,844	-
Notes payable, current, net	628,906	-
Warrant liability	343,073	-
Notes payable, related party	-	14,640
Total Current Liabilities	1,218,831	15,992
Notes payable, net of current portion	1,219,048	-
Deferred rent liability	24,591	6,979
Total Liabilities	2,462,470	22,971
Commitments and contengencies	-	-
Common stock, $0.001 par value; 10,000,000 shares authorized; 9,325,000 and 9,000,000 issued and outstanding as of December 31, 2018 and 2017, respectively	9,325	9,000
Additional paid in capital	52,563	(9,000)
Treasury stock, at cost	(11,250)	-
Accumulated deficit	(1,720,502)	(22,259)
Total Stockholders' Deficit	(1,669,864)	(22,259)
Total Liabilities and Stockholders' Deficit	$ 792,606	$ 712

See accompanying notes and independent accountants' review report

TOY OVERLORD, INC. DBA MEGALOPOLIS TOYS
Statements of Operations
(unaudited)

	For the year ended December 31, 2018		For the period from September 26, 2017 to December 31, 2017	
Revenues	$	749,509	$	887
Cost of Revenues		694,335		189
Gross Profit		55,174		698
Operating Expenses				
General and administrative		1,448,195		22,957
Professional Fees		50,285		-
Research and development		10,161		-
Total Operating Expenses		1,508,641		22,957
Loss from operations		(1,453,467)		(22,259)
Other Income (Expense)				
Other income		299		-
Interest expense		(245,075)		-
Total Other Income (Expense)		(244,776)		-
Loss before provision for income taxes		(1,698,243)		(22,259)
Provision for income taxes		-		-
Net loss	$	(1,698,243)	$	(22,259)
Loss per share				
Basic and diluted	$	(0.21)	$	(0.00)
Weighted average common shares outstanding - basic and diluted		8,179,726		9,000,000

See accompanying notes and independent accountants' review report

TOY OVERLORD, INC. DBA MEGALOPOLIS TOYS
Statements of Stockholders' Equity

For the Year Ended December 31, 2018 and the Period from September 26, 2017 (inception) to December 31, 2017

(unaudited)

	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Stockholders' Deficit
	Shares	Amount		Shares	Amount		
September 26, 2017 (Inception) - Founders' stock issued upon formation of the Company	9,000,000	$ 9,000	$ (9,000)	-	$ -	$ -	$ -
Net loss for period ended December 31, 2017	-	-	-	-	-	(22,259)	(22,259)
Balance, December 31, 2017	9,000,000	$ 9,000	$ (9,000)	-	$ -	$ (22,259)	$ (22,259)
Repurchase of treasury shares				(1,125,000)	(11,250)		(11,250)
Shares issued for services	325,000	325	61,563	-	-		61,888
Net loss for year ended December 31, 2018	-	-	-	-	-	(1,698,243)	(1,698,243)
Balance, December 31, 2018	9,325,000	$ 9,325	$ 52,563	(1,125,000)	$ (11,250)	$ (1,720,502)	$ (1,669,864)

See accompanying notes and independent accountants' review report

4

TOY OVERLORD, INC. DBA MEGALOPOLIS TOYS
Statements of Cash Flows
(unaudited)

	For the year ended December 31, 2018		For the period from September 26, 2017 to December 31, 2017	
Cash flows from operating activities				
Net loss	$	(1,698,243)	$	(22,259)
Adjustments to reconcile net loss				
to net cash provided by operating activities				
Depreciation expense		11,869		-
Amortization		1,075		-
Amortization of debt discount		74,256		-
Warrant expense		343,073		-
Shares issued for services		61,888		-
Changes in current assets and liabilities				
Inventory		(505,363)		(237)
Deposits		(27,638)		-
Accounts payable		104,622		1,352
Related party payables		3,449		-
Deferred rent		17,612		6,979
Accrued expenses		137,429		-
Net cash used in operating activities		(1,475,971)		(14,165)
Cash flows from investing activities				
Purchase of leasehold improvements		(106,387)		-
Purchase of furniture and fixtures		(28,461)		-
Website development costs		(20,692)		-
Repurchase of treasury stock		(11,250)		-
Net cash used in investing activities		(166,790)		-
Cash flows from financing activities				
Proceeds from notes payable		1,929,315		-
Proceeds from related party notes		360		14,640
Payments on notes payable		(155,617)		-
Payments on related party notes		(15,000)		-
Net cash provided by financing activities		1,759,058		14,640
Net increase in cash		116,297		475
Cash, beginning of period		475		-
Cash, end of period	$	116,772	$	475
SUPPLEMENTAL CASH FLOW DISCLOSURES				
Cash paid for interest	$	118,437	$	-
Cash paid for taxes	$	-	$	-

See accompanying notes and independent accountants' review report

5

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization</u>

Toy Overlord, Inc. dba Megalopolis Toys ("the Company") is a Delaware corporation formed on September 26, 2017 with operations consisting of sales of collectibles through online sales and its brick and mortar location. The Company maintains its principal office, retail location, and distribution center in South Salt Lake, Utah and sells to customers throughout the United States.

<u>Summary of Significant Accounting Policies</u>

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories
Inventories are valued at the lower of cost, determined on a first-in, first-out method, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We review inventories on hand at least monthly and record provisions for estimated excess, slow moving and obsolete inventory, as well as inventory with a carrying value in excess of net realizable value.

Property and Equipment
Property and equipment is stated at cost. Maintenance and repairs of property and equipment are charged to operations as incurred. Leasehold improvements are amortized over the lesser of the base term of the lease or estimated life of the leasehold improvements. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Furniture and fixtures	5 years
Leasehold improvements	5 years

Depreciation expense for the year ending December 31, 2018 and 2017 were $11,869 and $-0-, respectively.

Website development costs
The Company capitalizes certain external and internal costs, incurred in connection with the development of its website. These costs are capitalized beginning when the Company has entered the application development stage and cease when the project is substantially complete and is ready for its intended use. The website development costs are amortized using the straight-line method over the estimated useful life of three years. These capitalized costs and related amortization are included in intangible assets.

Long-lived assets
We periodically review the carrying amount of our depreciable long-lived assets for impairment. An asset is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is not considered recoverable, the asset is adjusted to its fair value. Fair value is generally determined based on discounted future cash flow.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue Recognition
The Company adopted ASC 606 effective January 1, 2018 using the modified retrospective method which would require a cumulative effect adjustment for initially applying the new revenue standard as an adjustment to the opening balance of retained earnings and the comparative information would not require to be restated and continue to be reported under the accounting standards in effect for those periods.

Based on the Company's analysis, the Company did not identify a cumulative effect adjustment for initially applying the new revenue standard. The Company principally generates revenue through providing products.

We sell our products through a combination of a direct sales from the Company's physical location in South Salt Lake, independent sales representatives in international markets, and sales through our website and Amazon. Revenue is recognized when a customer obtains control of promised goods based on the consideration we expect to receive in exchange for these goods. This core principle is achieved through the following steps:

Identify the contract with the customer. A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party s rights regarding the goods to be transferred and identifies the payment terms related to these goods, (ii) the contract has commercial substance and, (iii) we determine that collection of substantially all consideration for services that are transferred is probable based on the customer's intent and ability to pay the promised consideration. We do not have significant costs to obtain contracts with customers.

Identify the performance obligations in the contract. Generally, our contracts with customers do not include multiple performance obligations to be completed over a period of time. Our performance obligations generally relate to delivering single-use products to a customer, subject to the shipping terms of the contract. We have a limited return policy, under which we typically accept returns and provide refunds. We do not have significant returns.

Determine the transaction price. Payment by the customer is due under customary fixed payment terms, and we evaluate if collectability is probable. None of our contracts as of December 31, 2018 contained a significant financing component. Revenue is recorded at the net sales price, which includes estimates of variable consideration such as product returns, rebates, discounts, and other adjustments. The estimates of variable consideration are based on historical payment experience, historical and projected sales data, and current contract terms. Variable consideration is included in revenue only to the extent that it is probable that a significant reversal of the revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Allocate the transaction price to performance obligations in the contract. We typically do not have multiple performance obligations in our contracts with customers. As such, we generally recognize revenue upon transfer of the product to the customer's control at contractually stated pricing.

Recognize revenue when or as we satisfy a performance obligation. We generally satisfy performance obligations at a point in time upon shipment, in accordance with the terms of each contract with the customer. We do not have significant service revenue.

Reserves are recorded as a reduction in net sales and are not considered material to our statements of operations for the year ended December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017.

Cost of goods sold
The Company includes product costs, shipping and handling expense, production-related depreciation expense and product license agreement expense in cost of goods sold.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Research and Development
Research and development costs are expensed as incurred.

Stock based compensation
The Company recognizes compensation expense for stock-based awards issued to employees in recognition of their services and efforts for the Company. These awards were issued in the form of common stock at fair value.

Distinguishment of Liabilities from Equity
The Company relies on the guidance provided by ASC Topic 480, *Distinguishing Liabilities from Equity*, to classify certain redeemable and/or convertible instruments. The Company first determines whether a financial instrument should be classified as a liability. The Company will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.

Once the Company determines that a financial instrument should not be classified as a liability, the Company determines whether the financial instrument should be presented between the liability section and the equity section of the balance sheet ("temporary equity"). The Company will determine temporary equity classification if the redemption of the financial instrument is outside the control of the Company (i.e. at the option of the holder). Otherwise, the Company accounts for the financial instrument as permanent equity.

Initial Measurement-The Company records its financial instruments classified as liability, temporary equity or permanent equity at issuance at fair value.

Subsequent Measurement - Financial instruments classified as liabilities-The Company records the fair value of its financial instruments classified as liabilities at each subsequent measurement date. The changes in fair value of its financial instruments classified as liabilities are recorded as other expense/income.

Income Taxes
The Company accounts for income taxes in accordance with Accounting Standards Codification Topic 740, Income Taxes ("Topic 740"), which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. Topic 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. Topic 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the statements of operations in the provision for income taxes. As of December 31, 2018, and 2017, the Company had no accrued interest or penalties related to uncertain tax positions. The Company files an income tax return in the U.S. federal jurisdiction and the state of California.

Advertising
Advertising costs are expensed as incurred and included in general and administrative expenses. Advertising expenses amounted to $501,943 and $-0- for the years ended December 31, 2018 and 2017 respectively.

Concentration of Credit Risk
The Company maintains their cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. The Company did not have cash in excess of federally insured limits of as of December 31, 2018 and 2017.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value of Financial Instruments
The Company has adopted ASC Statement 820, "Fair Value of Financial Instruments." For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

   Level 1: Quoted market prices in active markets for identical assets or liabilities.
   Level 2: Observable market-based inputs or inputs that are corroborated by market data.
   Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value of accounts receivable, deposits and prepaid expenses, accounts payable, and accrued liabilities approximate their fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest of credit risks arising from these financial instruments.

Earnings per share
The computation of basic earnings per share of common stock is based on the weighted average number of shares outstanding during the periods presented. The computation of fully diluted earnings per share includes common stock equivalents outstanding at the balance sheet date. The Company's common stock equivalents were not included in the loss per share computation because their inclusion would be anti-dilutive. The Company had common stock equivalents consisting of warrants of 1,892,308 and 0 at December 31, 2018 and 2017, respectively.

Contingencies
Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Liquidity and Going Concern
Historically, the Company has incurred net losses and negative cash flows from operations. As of December 31, 2018, the Company had an accumulated deficit of $1,720,502 and total stockholders' deficit of $1,669,864. At December 31, 2018, the Company had current assets of $622,372 including cash of $116,772, and current liabilities of $1,218,831, resulting in negative working capital of $1,841,203. For 2018, the Company reported a net loss of $1,698,243 and net cash used by operating activities of $1,475,971. Management believes that based on its operating plan, the projected sales for 2019, combined with funds available from its working capital will be sufficient to fund operations for the next twelve months. However, there can be no assurance that operations and operating cash flows will continue at the current levels or improve in the near future. Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. The Company is also uncertain whether it can raise additional capital. These uncertainties cast significant doubt upon the Company's ability to continue as a going concern. Our financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. The financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities should we be unable to continue as a going concern.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which makes many changes to accounting for leases. For private companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019 and interim reporting periods beginning after December 15, 2020. The Company is currently evaluating the impact this new standard will have on its financial statements and related disclosures.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 2 – INVENTORIES

Inventories as of December 31, 2018 and 2017, consisted of the following:

	December 31, 2018	December 31 2017
Finished goods	$ 505,600	$ 237
Work-in-process	-	-
Raw materials	-	-
Total Inventories	$ 505,600	$ 237

Note 3 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2018 and 2017 consisted of the following:

	2018	2017
Furnitures and fixtures	28,461	-
Leasehold improvements	106,387	-
Total	134,848	-
Accumulated depreciation	(11,869)	-
Net book value	122,979	-

Depreciation expense for the year ended December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017 was $11,869 and $-0-, respectively.

Note 4 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31, 2018 and 2017

	2018	2017
Accrued liabilities	8,333	-
Accrued interest	52,382	-
Credit cards	69,129	-
Total payable	129,844	-

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 5 – DEBT

Asset Based Loans

On February 28, 2018, the Company entered into a Senior Credit Agreement with Black Oak Capital Management, LLC ("Black Oak") which grants a continuing security interest in all of the Company's business equipment, accounts receivable, intellectual property, rights, licenses, claims, assets and properties of any kind whatsoever, whether now owned or hereafter acquired, real, personal, tangible, intangible or of any nature or value, wherever located, together with all proceeds including insurance proceeds as defined in the agreement. The agreement provides for the issuance of loans in the aggregate principal amounts of $1,250,000 with the "First Loan" being in the amount of $775,000 and "Remaining Loans" being in one or more installments in multiples of $50,000. The notes bear an interest rate of 15% per annum (20% default rate) and are due February 28, 2021. As of December 31, 2018, the Company had received net proceeds of $1,172,500 with total issuance costs of $77,500. Accrued interest on these notes was $45,651 as of December 31, 2018.

In connection with the "First Loan" the Company issued Warrant No. 1 such that such shares would have 11.625% of the Common Stock of the Company, on a fully-diluted basis. Each "Remaining Loan" included the issuance of "Additional Warrants" to purchase shares of Capital Stock representing approximately 1.5% of the Capital Stock of Borrower on a fully-diluted basis for each $100,000.00 of Remaining Loan made on the Closing Date of each Remaining Loan on a pro rata basis. The "Additional Warrants" totalled 7.125% with the same terms as Warrant No. 1, such that such shares would have an aggregate 18.75% of the Common Stock of the Company, on a fully diluted basis.

On August 8, 2018, the Company entered into a Business Loan Agreement with QuarterSpot for net proceeds of $76,360 with total issuance costs of $6,640. The note has a maturity date of August 7, 2019 at an interest rate of 35% and requires payments of $1,359 each week. Accrued interest on this note was $-0- as of December 31, 2018.

In September 2018, Black Oak and the Company agreed to amend the Senior Credit Agreement to allow for issuances of "Bridge Loans" up to $607,426. Each note issued under the amendment has the same terms as the Black Oak Senior Credit Agreement with the exception of a maturity date of December 31, 2019 at an interest rate of 18% per annum. As of December 31, 2018, the Company had received net proceeds of $577,055 with total issuance costs of $30,372. Accrued interest on these notes was $6,732 as of December 31, 2018.

Receivables Financing

On August 31, 2018, the Company entered into a Future Receivables Sale Agreement with Green Capital Funding, LLC granting a security interest in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $3,600 related to the financing. The Company received net proceeds of $56,400 from the funding. The agreement requires payments of $894 each business day, as defined in the "Agreement" resulting in total repayment of $89,400 which includes a finance fee of $29,400. The agreement has an effective interest rate of 311%. The agreement is personally guaranteed by an officer and majority shareholder of the Company.

On September 12, 2018, the Company entered into a Future Receivables Sale Agreement with High Speed Capital, LLC granting a security interest in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $3,000 related to the financing. The Company received net proceeds of $47,000 from the funding. The Agreement requires payments of $745 each business day, as defined in the "Agreement" resulting in total repayment of $74,500 which includes a finance fee of $24,500. The agreement has an effective interest rate of 364%. The Agreement is personally guaranteed by an officer and majority shareholder of the Company.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 5 – DEBT - CONTINUED

The following table shows the outstanding balances as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Black Oak Loans	$ 1,250,000	$ -
Black Oak Bridge Loans	607,426	-
QuarterSpot Note	54,033	-
Green Capital	17,880	-
High Speed Capital	19,370	-
Less debt discount and debt issuance costs	(100,755)	-
	$ 1,847,955	$ -

Future minimum principal payments on our long-term debt as of December 31, 2018, are as follows:

Years ending December 31,	Future Minimum Principal Payments
2019	628,907
2020	-
2021	1,219,048
Total future minimum principal payments	$ 1,847,955

Note 6 – STOCKHOLDERS' EQUITY

Common stock
The Company has authorized the issuance of 10,000,000 shares of its common stock with par value of $0.001.

During the year ended December 31, 2017, the Company issued 9,000,000 founders shares at par value.

During the year ended December 31, 2018, the Company repurchased 1,125,000 common shares for $11,250 as treasury stock which was accounted for using the cost method. The Company issued 325,000, at a fair value of $0.19 per share as stock-based compensation to employees for services rendered and recognized $61,888 in expense.

Common stock warrants
During the year ended December 31, 2018 warrants were issued in connection with Black Oak loans in Note 5 which, after exercise, would account for a total of 18.75% of the common shares outstanding. The warrants carry an exercise price of $10, are immediately vested upon issuance, and have a remaining average expected life of 9.17 years. The Company calculated the warrants would total 1,892,308 shares with a fair value of $343,073 as of December 31, 2018. The warrants have been valued using the Black Scholes Model using a stock price at valuation date of $0.1829, a Risk Free Rate of 2.87%, and a Volatility of 200%.

Because the warrants embody an unconditional obligation to transfer a variable number of shares the Company has accounted for the warrants as a liability under ASC 480. There was no change in the valuation from the date of issuance to the re-measurement date of December 31, 2018.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 6 – STOCKHOLDERS' EQUITY – CONTINUTED

A summary of the Company's common stock warrants for the years ended December 31, 2018 and 2017 are as follows:

Stock Warrants	Number of warrants	Weighted average exercise price
Balance at December 31, 2016	-	-
Granted	-	-
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2017	-	-
Granted	1,892,308	$10.00
Exercised	-	-
Forfeited	-	-
Balance at December 31, 2018	1,892,308	$10.00

Note 7 – FAIR VALUE MEASUREMENT

Our financial assets and (liabilities) carried at fair value measured on a recurring basis as of December 31, 2018 and 2017, consisted of the following:

	Level 1	Level 2	Level 3
Warrant liability	-	-	$ 343,070
2018 Total	-	-	$ 343,070
2017 Total	-	-	-

The warrant liability was calculated using the Black Scholes Model.

Note 8 – INCOME TAXES

The provision for income taxes for the year ended December 31, 2018 and 2017 consists of the following:

	For the year ended December 31, 2018	For the period from September 26, 2017 to December 31, 2017
Current:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred:		
Federal	-	-
State	-	-
	-	-
Total provision for (benefit from) income taxes	-	-

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 8 – INCOME TAXES - CONTINUED

Net deferred tax assets consist of the following components as of December 31, 2018 and 2017:

	12/31/2018	12/31/2017
Deferred Tax assets:		
(21% Federal, 5% Avg. Corp. Rate)		
Net operating loss carry forwards	$ 304,589	$ 4,674
Warrant expense	72,045	-
Interest expense - debt discount	14,912	-
Meals	361	-
Depreciation and amortization	(25,826)	-
Impairment Expense	-	-
prior state tax benefit		-
Valuation allowance	(366,083)	(4,674)
Total	$ -	$ -

Reconciliation of the statutory federal income tax to the Company's effective tax:

	2018	2017
Tax at statutory rate (21%)	(355,949)	(4,674)
Non-deductible expenses	61,493	-
State tax benefit, net of federal tax effect	(66,952.34)	-
	-	-
Change in valuation allowance	361,408	4,674
Total	-	-

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets of the Company will not be fully realizable for the year ended December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017. Accordingly, management had applied a full valuation allowance against net deferred tax assets as of December 31, 2018 and 2017.

The valuation allowance increased by approximately $356,734 and increased approximately $4,674 during the year ended December 31, 2018 and the period from September 26, 2017 (inception) to December 31, 2017.

As of December 31, 2018, the Company had approximately $304,589 of federal net operating loss carry forwards available to reduce future taxable income which will begin to expire in 2037 for both federal and state purposes.

The Company is filing income tax returns with the United States federal government, and the state of Utah. The Company's tax years 2017 through 2018 will remain open for examination by the federal and state authorities for three and four years, respectively, from the utilization of any net operating loss credits.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 8 – INCOME TAXES - CONTINUED

On December 22, 2017, the Tax Cuts and Jobs Act pf 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code of 1986, as amended (the "Code"). The Act reduces the federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017. ASC 470 requires the Company to remeasure the existing net deferred tax asset in the period of enactment. The Act also provides for immediate expensing of 100% or the costs of qualified property that is incurred and placed in service during the period from September 27, 2017 to December 31, 2022. Beginning January 1, 2023, the immediate expensing provision is phased down by 20% per year until it is completely phased out as of January 1, 2027. Additionally, effective January 1, 2018, the Act imposes possible limitations on the deductibility of interest expense. As a result of the provisions of the Act, the Company's deduction for interest expense could be limited in future years. The effects of other provisions of the Act are not expected to have a material impact on the Company's financial statements.

Note 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company currently leases office and warehouse space under a single lease agreement set to expire during 2023. The lease includes escalating lease payments of approximately 4% per year which results in a difference between straight line rent and actual payments. This difference is recorded as deferred rent and is listed as deferred rent liability on the Balance Sheet.

Future minimum lease payments for the next five years under the lease above are summarized as follows:

Year	Payments
2019	$ 185,810
2020	104,538
2021	108,949
2022	113,588
2023	29,508
Thereafter	-
	542,393

Debt Covenants
The Black Oak Senior Credit Agreement in Note 5 has covenants to achieve a minimum gross revenue of $1,200,000 as of December 31, 2018, to achieve a minimum EBITDA of $100,000 as of December 31, 2018, and to maintain a minimum cash balance of $350,000 at all times. As of December 31, 2018, the Company is not in compliance with these covenants.

Note 10 – SUBSEQUENT EVENTS

On April 26, 2019, the Company entered into a Capital Loan Agreement (the "Agreement") with Shopify Inc. granting a security interest, as defined in the Agreement, in the Company's present and future accounts, balances in such Accounts, general intangibles, receivables, payment intangibles, cash and cash equivalents. The Company received net proceeds of $100,000. This Agreement has a maturity date of April 26, 2020 at an interest rate of 12% per annum. The Agreement requires daily payments equal to 15% of revenue received through Shopify sales each day with a minimum bi-monthly total of $18,667 in payments.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 10 – SUBSEQUENT EVENTS - CONTINUED

On May 23, 2019, the Company entered into a Future Receivables Sale Agreement (the "Agreement") with Green Capital Funding, LLC granting a security interest, as defined in the Agreement, in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $6,265 related to the financing. The Company received net proceeds of $71,535 from the funding. The Agreement requires payments of $1,349 each business day, as defined in the "Agreement" resulting in total repayment of $173,750 which includes a finance fee of $48,750 and $47,200 still outstanding from the August 31, 2018 Agreement. The Agreement is personally guaranteed by an officer and majority shareholder of the Company.

On June 28, 2019, the Company entered into a Future Receivables Sale Agreement (the "Agreement") with Mantis Funding LLC granting a security interest, as defined in the Agreement, in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $2,799 related to the financing. The Company received net proceeds of $47,201 from the funding. The Agreement requires payments of $920 each business day, as defined in the "Agreement" resulting in total repayment of $74,000 which includes a finance fee of $24,000. The Agreement is personally guaranteed by an officer and majority shareholder of the Company.

On July 1, 2019, the Company entered into a Future Receivables Sale Agreement (the "Agreement") with World Global Capital LLC d/b/a Fast Cash Advance granting a security interest, as defined in the Agreement, in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $800 related to the financing. The Company received net proceeds of $40,000 from the funding. The Agreement requires payments of $618 each business day, as defined in the "Agreement" resulting in total repayment of $55,600 which includes a finance fee of $15,600. The Agreement is personally guaranteed by an officer and majority shareholder of the Company

On August 1, 2019, the Company entered into a Capital Loan Agreement (the "Agreement") with Shopify Inc. granting a security interest, as defined in the Agreement, in the Company's present and future accounts, balances in such Accounts, general intangibles, receivables, payment intangibles, cash and cash equivalents. The Company received net proceeds of $58,000. This Agreement has a maturity date of April 26, 2020 at an interest rate of 12% per annum. The Agreement requires daily payments equal to 17% of revenue received through Shopify sales each day with a minimum bi-monthly total of $10,827 in payments.

On August 29, 2019 the Company entered into a Future Receivables Sale Agreement (the "Agreement") with High Speed Capital, LLC granting a security interest, as defined in the Agreement, in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $7,515 related to the financing. The Company received net proceeds of $55,807 from the funding. The Agreement requires payments of $1,668 each business day, as defined in the "Agreement" resulting in total repayment of $208,500 which includes a finance fee of $58,500 and $86,678 still outstanding from the September 12, 2018 Agreement. The Agreement is personally guaranteed by an officer and majority shareholder of the Company.

On September 9, 2019, the Company entered into a Future Receivables Sale Agreement (the "Agreement") with World Global Capital LLC d/b/a Fast Cash Advance granting a security interest, as defined in the Agreement, in the Company's present and future accounts, receivables, chattel paper, deposit accounts, personal property, goods, assets and fixtures, general intangibles, instruments, equipment and inventory. There was an origination fee of $1,500 related to the financing. The Company received net proceeds of $24,418 from the funding. The Agreement requires payments of $675 each business day, as defined in the "Agreement" resulting in total repayment of $69,500 which includes a finance fee of $19,500 and $24,082 still outstanding from the July 1, 2019 Agreement. The Agreement is personally guaranteed by an officer and majority shareholder of the Company.

Toy Overlord, Inc. dba Megalopolis Toys
Notes to Financial Statements
For the Year Ended December 31, 2018 and the Period from
September 26, 2017 (inception) to December 31, 2017

Note 10 – SUBSEQUENT EVENTS - CONTINUED

On September 13, 2019, The Company entered into a settlement agreement with Brady Hansen and Collective Holdings, LLC to repurchase 1,875,000 for a total of $100,000 with $10,000 paid upon execution of the agreement and the remaining $90,000 secured by a Promissory Note with a payment of $40,000 due on or before December 31, 2019 and a second payment of $50,000 due on or before June 30, 2020.

On September 31, 2019, the Company issued 200,000 shares of common stock, at a fair value of $0.63 per share, to employees for outstanding service to and efforts on behalf of the Company.

On October 3, 2019, the Company entered into a Consolidation and Settlement Agreement (the "Agreement") with United Settlement for American Express balances totaling $44,092. The Agreement requires monthly payments of $1,305.97, which includes a bank fee of $19.95 per payment, with a maturity date of October 3, 2021.

On October 3, 2019, the Company entered into a Consolidation and Settlement Agreement (the "Agreement") with United Settlement for the Company's outstanding notes payable. The Agreement requires semi-monthly payments, on the 3rd and 18th of every month, of $6,337.28, which includes a bank fee of $19.95 per payment, an administrative fee of $2,911.21 for the first 14 payments. The Agreement has a maturity date of November 3, 2021.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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Megalopolis: City of Collectibles

The Comic-Con Experience Online





Website Salt Lake City, UT CONSUMER PRODUCTS E-COMMERCE

Megalopolis brings the Comic-Con experience online by being the internet's definitive source for premium action figures, toy news, and original content made by and for collectors.

$0.00 raised

0 Investors	97 Days Left
$0.63 Price per Share	$4.96M Valuation
Equity Offering Type	$199.71 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 0 Comments Follow



Reasons to Invest

- Quick Growth - $2.3M gross toy sales in first 18 months of operation
- Loyal Customers - 75% of total gross revenue from repeat customers
- Expanding Channels - Launched mobile app in July 2019 w/ 5,000+ downloads



MEGALOPOLIS


• CITY OF COLLECTIBLES •
"The Comic Con Experience, Online"
- Toy Overlord
Mascot, Spokesperson

THE PROBLEM

Toy collectors lack a one-stop-shop for all their favorite brands

When collectors search for their favorite brands and toys online (i.e. Marvel, Star Wars, Power Rangers, Transformers, WWE), they're forced to switch between many different sites, each with their own licenses and niches.

Collectors in this industry are committed to their specialties and deserve a vender they identify with. Instead, they are at the mercy of a disconnected web of sellers taking no precautions to cater to specialty collectors.


BAN DAI
DC COLLECTIBLES
DRAGON BALL
GODZILLA
MARVEL LEGENDS
MIGHTY MORPHIN POWER RANGERS
STAR WARS
TRANSFORMERS

THE SOLUTION

Megalopolis is the one-stop-shop for collectors and fans

Megalopolis is the hub of collectibles fandom. Collectors want to do business

with experts who are as excited about the items as they are, which is why we aim to capture the buzz and enthusiasm of Comic-Con in the way we have crafted Megalopolis.

We know our customers aren't just looking to buy a collectible every now and again, but are constantly looking for updates on new developments on their favorite brands. To keep our customer base engaged in between purchases, we launched an app that aggregates news tailored to the user's interests.



THE MARKET

The collectibles market is approaching $2B[1]

The collectibles market is flush with dedicated customers with lifelong emotional attachments to the products. It grew 26%[2] in 2018 alone.

Our top three competitors represent [3]$160 million with the rest of the market divided among smaller retailers, including some which are industry-adjacent offer a sparse catalog.

[1]https://seekingalpha.com/article/4155536-collectibles-drive-toy-market-funko-wheel

[2] http://kidscreen.com/2018/08/14/global-toy-sales-grow-4-in-first-half-of-2018/
[3] https://ecommercedb.com/en/store/bigbadtoystore.com#general-information
[3] https://www.owler.com/company/toywiz#financials
[3] https://www.glassdoor.com/Overview/Working-at-Entertainment-Earth-EI_IE868800.11,30.htm


MARKET OPPORTUNITY
Toy Industry
Collectibles 10% ($8.9B/Yr.)
Toys & Games 90% ($89B/Yr.)
Collectibles
Toys & Games
Collectibles segment has grown 29% over past 2 years
Toy industry growth overall in same span = 3%
Toys & games segment, aimed mostly at children, is highly crowded.
Collectibles segment remains under-served.

The collectibles market segment is the fastest growing in the toys & games industry. It is also the least-crowded and worst-catered to, offering us the perfect opportunity to achieve massive growth.

OUR TRACTION

$2.5M in revenue in under two years




WWW.MEGALOPOLIS.TOYS

By April, our 2019 YTD revenue had eclipsed our total revenue from 2018 ($740k). By July 2019, we more than doubled our 2018 gross revenue. Our exponential growth has been driven by our dedication to customer retention and focus on building lasting consumer relationships.

- 30% of our lifetime sales are international and 75% of our lifetime revenue has come from repeat customers
- We have maintained a 6.0 ROAS since September of last year
- Pre-sold 500 units of first Megalopolis exclusive toy product directly after announcing it at San Diego Comic Con 2019
- 5,000 Megalopolis Mobile app downloads
- 27,000 loyalty program members

WE'VE FORGED PARTNERSHIPS WITH INDUSTRY-BEST TALENT


EXCLUSIVE
DOMESTIC
FULFILLMENT
PARTNER
GET REWARDED!
MYTHIC
LEGIONS


VITRUVIAN
H.A.C.K.S.
MEGALOPOLIS EXCLUSIVE
LIMITED EDITION OF 1,000
DARVOLD
PRE-ORDER NOW!
SHIPS THIS FALL

Official Fulfillment Partner of Mythic Legions by Four Horsemen

At Megalopolis, we strive to partner only with groups and individuals who produce or promote quality action figures/collectibles that cut no corners. We've assembled an impressive network with some of the most renowned independent talent in the industry.

Four Horsemen Toy Design - H. Eric Mayse, Jim Preziosi, and Eric Treadway started as sculptors with McFarlane Toys during the heyday of "Spawn." They left to form Four Horsemen Studios and contract with Mattel, Hasbro, Super7, and many more. Megalopolis handles fulfillment of Four Horsemen's popular independently-released *Mythic Legions* toy line.

Boss Fight Studio - Former designers for Hasbro who left to form independent studio. We are an exclusive retailer and strategic partner of Boss Fight, and have a

collaborative action-figure release coming later this fall.

NOTE: Our Boss Fight exclusive debuted as a pre-order at San Diego Comic Con and was nearly 50% sold out within hours. It is up for pre-order here.

Pixel Dan - Toy industry insider/YouTuber (150M views, 250k subscribers)

Shartimus Prime - Toy industry insider/YouTuber (230M Views, 500k Subscribers)



FOUR HORSEMEN TOY DESIGN



BOSS FIGHT STUDIO



SHARTIMUS PRIME



PIXEL DAN

WHAT WE DO ———

We've taken a virtual market place and turned it into a beloved brand

We are primarily an e-commerce company and purveyor of toy collectibles, selling specialty and import collectibles from exclusive manufacturers and distributors. We've married technical innovation with unparalleled customer value, as our loyalty program allows consumers to get free products among other rewards — strengthening our bonds with our customer base.

Our brand is becoming synonymous with quality & efficiency, as well as our offbeat original characters and exclusive products. Our mascot, THE TOY OVERLORD, has no face or fixed identity and can neatly blend into any marketing or product category. In essence, we are building our own fandom that engulfs other toy fandoms.

other toy fandoms.


IT'S OVERLORDIN' TIME!
GOTTA CATCH 'EM ALL!?

THE BUSINESS MODEL

Returning customers are the engine of our revenue strategy

The average Megalopolis customer purchases 2-3 times per year. We use our loyalty programs to incentivize these return customers and increase pre-order sales, which allow us to reduce risk and keep prices steady.

Our average product gross margin is 35%-40%, while co-branded exclusives can raise gross margins to as high as 40%-45%. Manufacturing our own goods promises even greater increases.

Offering payment-plans to our customers through providers partial.ly and Klarna allows collectors to plan frequent purchases or to afford an item that is in a higher price range.

Our key to sustainable revenue is our customer retention (which makes up 75 percent of revenue), and it is a large part of how we are able to market aggressively.

Mechanics of Megalopolis Business Model



1. Supplier solicits new PO to Mega
2. Mega creates new product notifications for customers | Locks in orders with suppliers
3. Targeted notifications sent via Mega mobile app & Klaviyo (email client)
4. Customer selects deferred-pay pre-order or partial.ly payment plan
5. Product is released (either CC or net-30) and shipped to Mega
6. Mega bills pre-orders, collects cash & ships units

HOW WE ARE DIFFERENT

Megalopolis is not just a destination for buying collectibles, it's a lifestyle

Our competitors offer little more than a place to purchase collectibles. They are interchangeable and forgettable. Megalopolis is a destination for collectors who have proven they will come back time and time again. We are a lifestyle brand, and much like the collectibles we sell, we have our own legion of dedicated fans.



Our mobile app provides extensive value and engagement beyond its shopping roots







Original Video Content

Videos from us, Shartimus Prime, Pixel Dan, and more. Formats include stop motion, live action and animation!



Overlordin' Ain't Easy Comic Series

Follow the comic misadventures of the Toy Overlord, Karen, the Loyalty Lion & the rest of the gang--with new **installments** released regularly via Megalopolis Mobile.



News From The Collectibles Industry

We curate **headlines** from across toy fandom and mix them with our own, providing the only truly comprehensive toy news experience available on mobile.

THE VISION

Megalopolis will be ubiquitous with online collectibles

As we grow, we will not only continue to expand our product line but also innovate on behalf of our fans. Here are our targets for the next three years:

2020:

- Product mix leans more heavily toward exclusives and proprietary goods
- Release increased video content via mobile app
- Build Megalopolis character universe & push Toy Overlord brand
- Develop custom mobile/web system back-end

2021:

- Make Mega Stream available for subscription surcharge
- Virtual & augmented reality R&D
- Close on Series A Funding ($5M-$10M)

2022:

- Launch VR shopping apparatus
- Begin licensing out Megalopolis properties/earning royalties
- Source more collaborators for Mega Stream
- Begin R&D for VR comic-conventions project

Coming Developments









Mega Stream

Subscription streaming platform. Surcharge upgrade to regular Megalopolis Mobile app. Content library bolstered with time and resources.



Megalopolis VR/AR

Users will immerse themselves via headset in a VR/AR shopping environment that combines e-commerce convenience with brick-and-mortar tactile experience. We will later utilize this technology for VR comic conventions--the very precipice of future fandom.



Licensing Megalopolis IP to 3rd Parties

Earn royalties from licensing out Toy Overlord and related characters to third parties for media and merchandise.

OUR TEAM

Megalopolis was created by and for collectors



We have our fingers on the pulse of collector culture and know what the fandom is looking for because we are collectors ourselves. Our team brings in an all-star cast of industry insiders, designers, and technologists primed to turn the collectible market on its head.

Architects Behind the Brand



Matt Westover

President/CEO & Founder

Interests: Dragon Ball, Street Fighter, Teenage Mutant Ninja Turtles

Role: The vision and the glue. Scouting market trends, directing ad campaigns, anticipating technology trends, reading sales reports, oversight of wholesale purchasing, filling in all the gaps and making all elements work harmoniously!

Fun Fact: Matt can be spotted cosplaying as the Toy Overlord in a number of Megalopolis videos!



Andrew Cramer

Lead Designer

Interests: Marvel Masters of the Universe, Star Wars, WWE

Role: Animator of all things Megalopolis, from Facebook Ads, to website copy and Overlordin' Ain't Easy. Andrew is the creator of the Toy Overlord, as well as the prototype art designer for all in-house product.

The brand's striking visual direction is all kudos to Andrew!

The brand's striking visual direction is all kudos to Andrew!

Fun Fact: Andrew has a gallery dedicated to strictly Toy Overlord artwork HERE.



Chris Trutanich

Chief Technical Officer

Interests: 80's Horror, John Wick, Predator, Stop-Motion

Role: Architect of Megalopolis web, mobile, and beyond. Chris makes features technically feasible that others haven't dreamed of. No system or code is too abstract or broken. From minor web adjustments to ground-up development, Chris has done it all for us.

Fun Fact: Chris is producing/directing a globetrotting, stop-motion educational series with puppets called "Geo Monkeys" for Mega Stream!

WHY INVEST

Join us in redefining and transcending pop culture & collectible fandom





This is your opportunity to lay early claim to shares in a proven company with huge ambitions. Megalopolis wants to meld the entire spectrum of pop-culture fandom under its banner — and we've already made quite a bit of headway.

Megalopolis is positioned for long-term success. Our core business is thriving, and profit margins will only increase as new facets are introduced. Our current and future revenue streams include collectibles, proprietary merchandise, subscription media streaming, licensing out IP, video games, and more.

Fandom is constantly evolving and quick to adopt new technologies and we are poised to lead the charge. We have the vision and brand equity to make Megalopolis a cultural phenomenon.

Our debt partner, Black Oak Capital, also has noteworthy StartEngine alumni and IPO prospects Hylete and Digital Brands Group in its portfolio.

We have excellent bedrock financial support. With your investment, we will have the resources to reach exciting new heights!

FAQ

How does Megalopolis make money?
We sell action figures to consumers. Our gross product margin averages 35% and we expect this to increase over time.

How will I make money from investing in Toy Overlord Inc/Megalopolis?
You will be compensated for your shares when either the company goes public or the company is bought by another entity.

How can I be sure that my shares in Toy Overlord Inc will appreciate in value?
We can't make any performance guarantees. We can, however, make a confident prediction that our stock will continue to appreciate based on our performance to-date.

Isn't the toy business seasonal?

Yes, but we aren't (strictly speaking) in the "toy business". Our business maintains consistent sales year-round due to our dedicated and largely adult clientele. Our target audience is not holiday-shopping parents!

Toys R Us declared bankruptcy. What makes you such hot stuff?

We get some variant of this question frequently. To reiterate, Megalopolis is not a "toy store"; toy stores are essentially dead. Brands like Toys R Us and FAO Schwarz were once cultural institutions, but now only exist as IP.

Megalopolis is "post-toy store". It's a toy-collecting lifestyle brand whose spirit lies somewhere between a theme park and Comic Con. Collectibles are the souvenir at the end of the virtual ride. Your entertainment is the brand itself, represented through comics, videos, and more.



Rest in peace to Geoffrey Giraffe.

Why do you ship everything in-house and not through a 3PL company?

A third-party logistics company (3PL) is not equipped to deal with the intricacies of collectibles -- such as how two Darth Vader action figures with subtle lightsaber variations, but the same SKU number, could be entirely separate items from one another. We are collectors with a lifetime of dealing with these details.

Your core business is working and growing, why add other layers (i.e. Mega Stream, VR)?

Having more than one revenue stream is stabilizing and ensures continued growth. Technology is evolving at a moment's notice. Tech that seems luxurious today can be made commonplace tomorrow, and we want to be at the forefront.

Where do you see Megalopolis in ten years?

Megalopolis is destined to be a cultural institution. We see it going public within ten years and being recognized universally as THE pop-culture fandom brand. Theme parks, breakfast cereals, films, etc., are not out of the picture.



Toy Overlord Inc is Founded in Delaware

Parent entity created for Megalopolis brand family



San Diego Comic Con

Meetings with vendors and potential new collaborators



San Diego Comic Con

Press, networking, meetings with vendors



Ascent Conference

Tech expo & workshop for entrepreneurs and VC's



Megalopolis Begins Operations

Begin selling collectibles Megalopolis website and self-fulfilling orders



$200,000 Monthly Revenue

First month having attained 200k in revenue



Megalopolis Mobile App Released

Live from San Diego Comic Con 2019, Megalopolis announces its new Android/iOS app



September 27, 2017   March 04, 2018   07/19/2018-07/23/2018   11/30/2018   07/18/2019 - 07/21/2019   07/20/2019   10/7/2019-10/8/2019

March 03, 2018   05/31/2018   07/31/2018   02/16/2019 - 02/19/2019   07/19/2019   07/31/2019



$50,000 Monthly Revenue Mark

First month having attained 50k in revenue



New York Toy Fair 2019

Product previews, networking, vendor meetings.



$300,000 Monthly Revenue

First month having attained 300k in revenue



Toy Overlord Inc secures $1.25M in debt financing from



$100,000 Monthly Revenue

First month having



Megalopolis + Boss Fight Exclusive



Black Oak Capital Partners LLC

Secured seed debt to begin operating without forfeiting equity

First month having attained 100k in revenue

e Press

announced

Official announcement of Darvold: Elven Swordmaster

SHOW MORE

Meet Our Team



Matt Westover

President, Founder, CEO and Director

• First job was with an e-commerce toy company (the now-gone "Toytopia") at age 16 • AidData NGO senior research assistant 2011-2013 • Journalist (freelance) 2013-2015 • SEO.com & Stavtech digital marketing specialist 2013-2014 • University of Utah (BA) 2015: Summa Cum Laude • Megalopolis is dream job







Kailey Austin-Westover

Chris Trutanich

Chief Technical Officer and Director

Josh Broderick

Personnel Director/Customer Service

Chief Operating Officer,
Treasurer and Director
• Background in real estate
• Formerly with Keller Williams
and Century 21
• Prior stint with eBay (help
desk)

Director
• Co-founder/owner Manhattan
Mobile (Co-Primary Role along
w/Megalopolis) - Works with
Megalopolis 25+ hours per week
• UX designer since 2005
• 15 years as ioS & Android
developer
• Former project manager at
Toast Labs and Avandus

Director/Customer Service
Dept. Head and Secretary
-Lifelong customer service and
staff management wiz

-Companies worked for prior to
Megalopolis include Verizon and
Taco Bell

-Archetypical "First to arrive, last
to leave" colleague

Offering Summary

Company : Toy Overlord Inc

Corporate Address : 3753 S State St, Salt Lake City, UT 84115

Offering Minimum : $9,999.99

Offering Maximum : $1,069,999.56

Minimum Investment Amount (per investor) : $199.71

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 15,873

Maximum Number of Shares Offered : 1,698,412

Price per Share : $0.63

Pre-Money Valuation : $4,961,250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time Based Perks[1]

Super Early Bird

Invest within first 48 hours and get an additional 10% bonus shares

Early Bird

Invest within the first week and get an additional 5% bonus shares

Amount Based Perks[1]

Level I: Fanboy

Level I: Fanboy

Invest $500+

$25 Megalopolis gift card + choice of free Megalopolis gift shop t-shirt

Level II: Iron

Invest $1000+

$250 Megalopolis gift card + Megalopolis exclusive figure—Boss Fight Studio Vitruvian H.A.C.K.S. Darvold + previous perks*

Level III: Bronze

Invest $2500+

$500 Megalopolis gift card + Boss Fight Studio Vitruvian H.A.C.K.S. Bundle (about $250 worth of product) that is compatible with our exclusive + previous perks*

Level IV: Silver

Invest $5000+

Digital download of exclusive, previously unseen Overlordin' Ain't Easy animated short + previous perks*

Level V: Gold

Invest $10,000+

Double loyalty points for life** + Level IV: Silver

Level VI: Platinum

Invest $25,000+

Triple loyalty points for life** + Level IV: Silver

Level VII: Diamond

Invest $50,000+

Mythic Legions action figure autographed by H. Eric Mayse (Cornboy) of 4Horsemen Toy Design + 5% bonus shares + Level VI: Platinum

Level VIII: Hero

Invest $75,000+

All expense paid trip to Salt Lake City to meet the owners of Megalopolis and see the headquarters + Level VII: Diamond which includes 5% bonus shares

For all + previous perks, gift card values are not cumulative

**For both in-stock and pre-order items*

[1] *All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Toy Overlord Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $0.63 / share, you will receive 100 bonus Common Stock, meaning you'll own 1,100 shares for $630 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Megalopolis: City of Collectibles to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1:

Toy Overlord: Yo. Rest in peace to Geoffrey Giraffe. Toy Overlord in the house. Number one. Flame spitter. Yeah. You know. If you don't bend, you can't flex. And if you can't flex, you've already lost. Yeah. Ha ha ha.

Toy Overlord: What's up? Yeah. Got to get it. Got to get it, get it here get it fast, get rewarded. That's what I say when I'm overlording. Sell so many toys you can call me the toy guy. Yeah. Ain't that right?

Toy Overlord: If you can't bend, then you can't flex. So if you're a statue? Don't yell, "I got next." And if you've got loose joints and floppy arms, somebody got to sound the alarm because you ain't worth nothing. Worth nothing. Ain't worth nothing. Worth nothing. End of discussion. Yeah.

Toy Overlord: Toy Overlord 2018. Best guy of the year. For life. And I never take a vacation.

Toy Overlord 2: Point of articulation.

Toy Overlord: And I never take a vacation.

Toy Overlord 2: Point of articulation.

Toy Overlord: And I never take a vacation.

Toy Overlord 2: Point of articulation.

Toy Overlord: Cause I never take a vacation. That's right. Come on.

Toy Overlord 2: Point of articulation.

Toy Overlord: 2018. Toy Overlord best guy in the world. Yeah.

Toy Overlord 2: Point of articulation. Articulation. Articulation

Video #2:

Speaker 1: This episode of Toysplosion is sponsored by Megalopolis: City of Collectibles. Megalopolis is the ultimate online toy store. You can shop online for the latest and greatest toy products or check them out on their brand new Megalopolis mobile app. This app makes shopping incredibly easy. You could see all the latest items hot off the truck, check out the new preorders available now, you get alerts when new items come and stock and, hey, check it out, you can even watch episodes of toys blowgun right there through the app. It makes everything so easy. Be sure to check them out right now on the Apple app store, or Google Play, or online at megalopolis.toys. It's the Comic Con experience online.

Speaker 1: Troll dolls, the pot belly, the usually nude, plastic dolls known for their signature upcombed, colorful hair, will go down as one of the most iconic and popular toys of all time. Just think back, I'm certain you've all had at least one Troll toy at some point in your lives. They first hit the US in the early 1960s and became a massive success immediately. They've gone in and out of popularity again and again throughout the years, seeing successful periods again in the 1970s and the 1980s, but hit another massive boom in popularity in the 1990s. It was during this boom that many different companies attempted to use the Troll doll concept and marketing it specifically to boys through various lines of action figures. Weird? You bet. But sometimes those weird concepts make for intriguing, wacky, and sometimes even fun toy lines. We're diving into the weird world of Troll themed action figures today on Toysplosion

Speaker 2: Battle Trolls, big-haired dudes with bad attitudes, born to battle.

Speaker 2: We're the Stone Protectors. Our stones of power glow.

Speaker 2: Troll Warriors, fighting for Troll power. Each sold separately with power tattoo.

Speaker 1: So before we get much further, here's a little bit of history on the popular Troll doll.

Speaker 1: The original dolls were created by Danish fishermen, Thomas Dam. the first Troll was made of wood and was a gift for his daughter, and the popularity of that doll amongst her friends ultimately led to him starting his own company, Dam Things, that way he could mass produce the dolls in plastic for retail sale. Soon enough, the dolls were being imported all over the world, including the United States. The dolls were instantly a smash hit. And while Dam had copyright protection for his creation in Denmark, the laws in the US at the time created some problems. Dam registered the design with the US copyright office in 1965, but since the dolls had already been sold in the US as early as 1962, the design was already deemed to be public domain, making the copyright invalid and the design of Trolls free to use. Thus a slew of Troll doll imitations immediately popped up.

Speaker 1: Fast forward to the big resurgence in the 1990s. Because the design in the US was still in the public domain, several toy companies were producing their own versions of the classic Troll doll. This also led to several attempts to market the toys to young boys by using the signature ugly faces and frizzled hair in the more action oriented muscled-up action figure market. It sounds so strange, but you have to understand that Trolls were massively popular at the time, so these toy companies were going to try and ride that wave any way that they could. Hasbro, Tyco, ACE Novelty and more all jumped on the bandwagon by creating their very own action figure versions of those sort of ugly, yet also endearing Troll dolls.

Speaker 1: Troll Force was released in 1992 by company Toys 'N Things. These five and a half inch action figures are a strange amalgamation of a Troll doll and the buffed out barbarian bodies typically associated with Mattel's Masters of the Universe toy line. In fact, the bodies and the weapons in this line of Troll action figures are reused from Sungold's Galaxy Warriors line, a commonplace Masters of the Universe knockoff. These wonderful weirdos are grouped into various categories, many of which are obvious parodies of pop culture icons. The Mighty Heroes give us Mighty Man and the Green Yuck. The Pro Wrestlers group gives us Big T and Mohawk. The Terminator esque future fighters gives us the awesome Metal Man and Android Man. And to round things out, we've got the more generic Jungle Fighter and Desert Patrol soldiers, the Roman and Viking warriors, and the ninjas because you've just always got to have ninjas. While these figures could be found at your local Toys R' Us or Hills department store, they were definitely what you would consider to be budget figures, generally only costing two to $3 and sometimes were even stocked at the local $1 store.

Speaker 1: As mentioned, every single figure has the exact same Galaxy Warriors' body, complete with the sculpted furry shorts and a pair of boots. To make the figures look different, they were all painted with various bright colors and equipped with various accessories. Some work really well, like the ninjas with the real cloth masks covering their oversized Troll heads, but then you have the Incredible Hulk knockoff, known as the Green Yuck, whose purple painted legs can't hide those furry undies and he's clearly wearing boots that just happen to be the exact same color as his skin.

Speaker 1: Your typical Troll dolls details are there, you've got the gem-like sparkly eyes and that fluffy signature hair, but that hair does have some variation depending on the character, buzz cuts and Mohawks help to break up the norm. There are even some variants in the line with some Trolls having the same name but having different colored eyes and hair. It's a weird line of action figures, but we are only getting started.

Speaker 1: 1992 also brought us the Troll Warriors. Released by Tyco Applause, Troll Warriors tells the story of the heroic Sven and his Freedom Fighters battling against King Nolaf and the evil Troll warriors. While the Troll force figures had much more of a 1980s vibe, despite being released in the '90s, the Troll Warriors felt much more of the times. Each figure stands around five inches tall, features five points of articulation and are brightly colored. This was an era where the toy aisles were dominated by the Teenage Mutant Ninja Turtles, so many action figures attempted to fit right in. The designs are actually pretty fun and full of personality. For example, Eirich, the marksman, has three eyes. VR the champion is much gruffer with a stronger physique. And I really like Oddvar, the wizard. He's got this great crystal sorcery staff that has a removable battle sword just in Case. Each figure also comes with the mark of the Troll, which is just a temporary tattoo featuring an image of the Troll warrior. The packaging touts that this is how you can get powerized with Troll power. Temporary tattoos, you can't get much more 1990s than that.

Speaker 1: Interestingly, Tyco had two Troll lines running at the same time. Troll Warriors was their to attempt attract boys, while Magic Trolls was their more traditional Troll doll line for girls. They even released an animated special on VHS titled Magic Trolls and the Troll Warriors as a way to promote both lines simultaneously.

Speaker 1: And then there's Hasbro and their line of Battle Trolls. They went all in on the attitude with these guys. The advertising made sure to reinforce that these aren't your sister's Trolls. The packaging even contained warnings, giving you important instructions for keeping your battle Troll happy, which includes never being nice to them, never feeding them, and keeping them hidden in a dark, smelly place.

Speaker 1: The figures are much bigger and chunkier than the other Troll action figures we've taken a look at so far. The proportions are much closer to actual Troll dolls. With the only point of articulation being a swivel at the waist, though each figure does come with various weapons. Many of these weapons include a missile that can be fired with the flick of a finger. Although since you can't really pose the figure's arms, the weapons are sometimes always stuck facing the ground, causing the missiles to simply fall out.

Speaker 1: Oh, and here's a fun fact. See, this blaster that comes with Trollbot, it's reused from Bruiser, the Berzerker Baboons of Hasbro's, Bucky O'Hare toy line. Each character was themed in some silly way, a Cyclops, a Ninja, a robot, others were spoofs of pop culture such as Batman here, or wait, his name is Count Trollula. Okay, so I guess he's Dracula and Batman. A Dracula-Batman hybrid. There are even special beasts and vehicle packs that come with bonus re-painted figures. The capture net has a spring-loaded missile that allows you to wrap your foes in a net. And then there's Trollasaurus, a dinosaur with matching Troll hair and an adorable face. Seriously, just, just look at them. Aw.

Speaker 1: Hasbro had plans to keep Battle Trolls going in 1993. New figure prototypes were even shown off in that year's toy fair catalog, showing that they would keep the pop culture spoofs going with battled Trolls that resembled characters like Swamp Thing, the Joker and a Xeno morph from Aliens. But low sales brought an early end to the line, meaning that these proposed figures would never actually go into production.

Speaker 1: And here we are, the Stone Protectors. This is probably the most successful of the Troll-themed action figures, getting a short-lived animated series and even a video game on the super Nintendo. But when I say most successful, that doesn't really mean it was a breakout hit. The Stone Protectors really gave it a solid go, but it still only lasted two waves of figures.

Speaker 1: We spoke a little bit about the dominance of TMNT during this time and how many toy lines tried to cash in on that popularity. Stone Protectors really went for that Ninja Turtles aesthetic. Each figure stands around the five-inch mark and features, bright colors, wacky accessories and squat poses that were all typical for the Ninja Turtles toy line.

Speaker 1: The story goes like this. A terrible rock band from New York city named the Rock detectors came in contact with five magical stones that granted them special skills while also giving them Troll like features for some reason. Each character has their own gimmick, something that has been quite prevalent in all of these Troll lines we've looked at. Cornelius, the leader, is the samurai, Chester is the pro wrestler, Clifford is a rock climber, Angus is a soldier, and Maxwell is our '90s extreme sports rollerblader. Together, these weirdos must protect the magical stones from the evil Zok and Zink.

Speaker 1: The stones embedded in the chests of each figure have their own action features. By rotating the right arm of the figure, the stone flashes generated by a flint module inside the torso, creating a spark. We even got a few wacky vehicles in the line, with my personal favorite being the antiaircraft barbecue, which is a modified grill that your Stone Protectors can sit at and launch steaks at their enemies. Delicious.

Speaker 1: The second wave of action figures were sports themed, giving us variants of the main good guys and also giving us two new bad guys to add to the collection. However, this would mark the end of the Stone Protector series. It's honestly a really well done toy line, but it just could not escape the label of being a cheap knockoff of the much more successful, Teenage Mutant Ninja Turtles. Seriously, there was just no toppling that giant during the early '90s. I mean, they even did their own version of the Troll action figure, Game Over Man.

Speaker 1: None of the Troll-turned action figures we took a look at today found much success. Most of these lines only lasted on store shelves for about a year before being canceled. Then in 1994, Congress amended the US copyright laws, which resulted in the copyrights for many foreign works that had been declared public domain now being restored. This included Dam's company, now known as the Troll Company, getting the rights back to the Troll doll by 1996, the design that Charles Dam had originally created and was still marketing to much success outside of the United States. This led to many lawsuits in the coming years, shutting down all of the non Troll company Trolls from being produced by the many different toy companies. They would continue to be sole producers of the Troll dolls in the United States until they finally sold the IP to Dreamworks Animation in 2013.

Speaker 1: So one of the US's all-time most popular toys is shrouded in controversy due to copyright laws. It's a fascinating story and no doubt led to one of the strangest action figure fads in recent memory.

Speaker 1: Hey guys, thank you so much for watching this video. It's a weird topic, but it's one that's always been very interesting to me. And doing the research, it was really cool learning about the history of the Troll dolls itself and all of the crazy copyright stuff going on with it, so I hope you guys enjoyed this episode. I know it's a bit of a weird one, but that's kind of exactly what I wanted this show to be. I wanted it to cover all kinds of stuff from the popular to the totally absurd, like Troll action figures. So I really appreciate you guys being here.

Speaker 1: I have to give a very special thanks once again to my supporters on Patreon. All the names you see scrolling on the screen right now go above and beyond just to help me keep this thing going, so thank you guys so very much. It really, really means a lot to me.

Speaker 1: I know that I have not been doing as many of these as I'd like to and I apologize for that, but my plan is to hopefully start rolling with a lot more of this type of content on my channel. So if this is something that you guys like, if this is what you're coming to my channel for, let me hear it. Let me know about it in the comments below because this is a lot more work, but I love it so much more and this is really what I want to dedicate my time to doing. So more of these are coming, I promise.

Speaker 1: As always, hit the subscribe button, all that good stuff. And a special shout out to the sponsor of this video, Megalopolis Toys. Thank you guys so much once again for helping me produce this show. Until next time, my friends.

Video #3:

Pixel Dan: Hey guys, this is Pixel Dan coming to you from the 2017 San Diego Comic Con, and I'm here with Eric Treadaway at the Four Horsemen design booth. How's it going buddy?

Eric Treadaway: It's going great.

Pixel Dan: Going great?

Eric Treadaway: Yeah.

Pixel Dan: Well, you've got some new stuff on display. You got Mythic Legions; you got Power

Lord's coming back. So why don't we start there? Why don't we talk about the Power Lords a little bit?

Eric Treadaway: Let's do it.

Pixel Dan: All right. Cool. So it's coming back. You guys had started this before, and now you've got some new stuff on display here. So why don't you go and start by kind of telling us how you guys are approaching this.

Eric Treadaway: Okay. Well, we had a strong start with Power Lords back when we first released it. It had about a year's worth of releases on the figures. Basically we got to the point where we hit a wall with production costs, and it really just wasn't feasible to move forward at that point.

Eric Treadaway: But as time has gone on, and we've made other factory connections, and started working on Mythic Legions, we're in a better spot finally where we think that we can come back with the line, and continue what we started because we love the line, we love the character designs, and you know, we want to finish what we started and can give people a complete collection of these figures.

Pixel Dan: Totally. So are you planning to kind of continue with like the four inch scale like you did before?

Eric Treadaway: Absolutely. It's something we went back and forth with, because we have had several requests for six inch and obviously, you know, the bulk of our business is at six inch scale. But ultimately we decided that, you know, a lot of people had put a lot of money and passion into the line, and we didn't want to betray all of, you know, what had come before. So, you know, six inch is something we could maybe look at down the future if this is successful.

Pixel Dan: Okay.

Eric Treadaway: But, you know, we started something and we really wanted to finish it, and we get a full set of characters in the same scale rather than starting over from scratch again.

Pixel Dan: Got you. That makes sense. Totally. So are you guys are going to maintain the Glyose interchangeable parts with them like they had before?

Eric Treadaway: Most likely not. We're not 100% sure. I still talk to Matt constantly, and he's, it's available if we want to use it. But I think that just through our experience with this line, I don't know that it's necessarily what the driving factor for fans of the line was. I think they loved the character designs, and kind of he cool 80s weird nostalgia of it.

Pixel Dan: Yeah, totally.

Eric Treadaway: It's aligned with the, the character designs are so diverse in size and scale and the sizes of shoulder joints and hip joints and all that. It's not the greatest line for interchangeability. So more than likely not, but we may... The one's that we might look into having some compatibility are on the Power Soldier figures.

Pixel Dan: Okay.

Eric Treadaway: Just so that there may be some interchangeability with existing figures, but that's something that we still have a little bit of looking into to do.

Pixel Dan: Okay, great. What's your plans for rolling these out for sale? Are you going to do like a pre-order system, kind of like with Mythic Legions?

Eric Treadaway: Yes, yes. That's one of the things that we want to do differently, very differently than we did the first time. Because the first time we were doing two figures at a time and trickling it out and trickling it out. Ultimately I think that was frustrating for a lot of people because it was, the pace of the line was moving very slowly.

Pixel Dan: Got you.

Eric Treadaway: So what we want to do here is more of the Mythic Legions approach. We're not going to go through Kickstarter, but it is going to be somewhat of a Kickstarter type sale in that we will have a number that we need to hit with this line.

Pixel Dan: Okay.

Eric Treadaway: So we will set the pre-order. If we don't hit it, we're not going to move forward. It's a very, I think it's a very attainable number, especially based on the number of figures that we're going to roll out in the initial assortment.

Pixel Dan: Okay.

Eric Treadaway: I think the initial assortment's going to be, I believe it's 17 potential figures, but the idea is with this by getting Disguyzor, Sydot, and Raygoth in this first... Well, that's actually the second assortment. But this first new assortment could, that combined with the first two figures, you're halfway through the initial line. Then we can finish that initial lineup in one more pre-order. Maybe two if we do two smaller pre-orders.

Eric Treadaway: But the idea is that, you know, after such a long hiatus, we want people to know that we're serious about this. We want to complete it. So we can do it in two or three pre-orders and make sure that everybody gets a complete lineup. That's why we went ahead and brought out the Arkus as a preview for series three because, just, you know, we're already, you know, moving into the next thing on this.

Pixel Dan: Okay, great. Awesome. Well, it's really exciting stuff seeing Power Lords coming back. So we're very much looking forward to that. But of course you guys are already really, like, cranking through the Mythic Legions line. It seems like you guys have had a lot of success with that. You have a new pre-order that just started right now during the show, right?

Eric Treadaway: Yes. Mythic Legions Coliseum. Yeah, we've been teasing figures for the past couple of weeks, and the pre-order went up last night to coincide with preview night, and that's going to be up for about a month.

Pixel Dan: Okay.

Eric Treadaway: So far we're off to a good start. People seem excited about it. We've got an assortment of the six inch scale figures, and then we've got a new troll scale figure, which is our

Cyclops. So we're excited about it.

Pixel Dan: Very cool. Yeah.

Eric Treadaway: We're excited about it. I've just, because it's a cool wave, but also kind of in the same, going back to what we, you know, the issues that we had with Power Lords in the past. The Kickstarter wave which ended in March, because that involves new tooling, and it's so many figures. That's at least a year from when the Kickstarter ended. I don't remember what the date that we had in the Kickstarter was, but it was March or April of next year.

Pixel Dan: Right.

Eric Treadaway: So the idea with this is also so that we can keep some product coming out and keep, you know, make sure that people are getting their Mythic Legions fix.

Pixel Dan: Totally. Yeah. Man, I got to tell you that Cyclops is incredible. Like seeing it in person here. I mean, I love the color choices and everything, but he is just, he is an amazing figure.

Eric Treadaway: We're pretty fond of him ourselves.

Pixel Dan: Yeah.

Eric Treadaway: I mean, it's a giant Cyclops. It's just-

Pixel Dan: I mean, how could you not love it, right?

Eric Treadaway: I mean, it's, I think everybody that's into this type of stuff probably saw a cyclops they loved as a kid. So there's a giant cyclops for you.

Pixel Dan: That's awesome. So talking about the giant figures, you guys are introducing a new scale that's sort of in between the big troll size and the normal, like six inch guys.

Eric Treadaway: Yes. That's at least that for right now, we're calling it our ogre scale.

Pixel Dan: Nice.

Eric Treadaway: Mainly because at least my agenda is to get an ogre into the line. So ogre scale is at least what it is for now. But yeah, it's going to be... They're going to be nine inch tall figures.

Pixel Dan: Nice.

Eric Treadaway: So they are very much right kind of living in that space in between the regular figures and the trolls. Yeah, I mean we're very excited about them. There's a lot of detail on them.

Pixel Dan: Yeah.

Eric Treadaway: We're much like the, any of the figures that we're doing, they'll be multiple heads, multiple releases as time goes on. So there's a lot of characters that we want to do at this larger scale. So this opens up a lot of opportunities for us, and it's... We've always been about as far as the type of lines that we like to do is we like a lot of diversity in the characters, and you know that involves different races of characters, different cultures of, you know, whether they're elvish or they're, you know, more savage barbarians or what have you.

Eric Treadaway: One of the big things that we've always been interested in is, having, you know, little figures, wide figures, tall figures, and it's just another step closer to getting that full range of diverse looking characters in the lineup.

Pixel Dan: Absolutely. So do you guys know you're going to be offering those yet for sale?

Eric Treadaway: It should be a pre-order similar to when we released the trolls.

Pixel Dan: Okay.

Eric Treadaway: We still got some pricing to do and things like that. But we're hoping to maybe release two at a time, maybe three max. One of the things in general that we're trying to do with the line is the, especially after the advent of decay, the Kickstarter wave was as massive as it was. We're trying to keep things a little more steadily paced as we go along, just to give people's wallets a break and just so people can get the figures and enjoy them for a while before the next group comes in or you know, it's not too just overwhelming when you get all these figures at once.

Pixel Dan: Totally. Yeah, I totally understand that. Awesome. Man, you guys got so many cool things over here on display. Was there anything else that we missed or did we cover all the new stuff in there?

Eric Treadaway: I think that's it.

Pixel Dan: I think that is it. Well, you guys are doing a wonderful job. I'm loving the line. It looks like everybody else is really loving it. So congratulations on the success of this line too. I think that's wonderful.

Eric Treadaway: Thank you very much. We appreciate it. I mean we're having a blast with it. It's a dream line for us. So the fact that people are responding well, we couldn't be happier.

Pixel Dan: Excellent. Awesome. Well, Eric, thank you so much for taking the time to walk us through the display here, and there you guys go. A look at what Four Horsemen design has going on right here at the 2017 San Diego Comic Con.

Speaker 3: Stay up to date with Pixel Dan at San Diego Comic Con 2017. Follow @pixeldan on Twitter, or you can subscribe for more videos on /pixeldan on youtube.com

Video #4:

Andrew Franks: Why did we peak so early? We're never going to top this.

Erik Arana: How does it feel having a brick and mortar store?

Andrew Franks: I'm excited about it. It's something we've wanted for a long time, for any number of reasons. It's just cool to have all our stuff out and it's important to see how it all weighs in the store, like in retail.

Erik Arana: Yeah.

Andrew Franks: It gives us a place if people visit retailers and stuff like that, that we can walk them through here and say these are the options you have to put it in a shop and in a store. But then on top of that, I like interacting with people. I like cons, I like talking to people, and selling stuff and everything, so being able to work in the store a couple days a week and stuff, it's kind of a nice break from all that. Kind of taking me back to my roots growing up where I worked retail for decades, put myself through college and everything. So that's all kind of very cool to me to kind of have that back for a few hours a week.

Erik Arana: It's great to see all the product kind of out, isn't it?

Andrew Franks: Yeah, it's so exciting to see that. At a con, you know the space you're getting.

Erik Arana: Yeah.

Andrew Franks: The space you have is the space you have and you've got to work with it. But here we get to kind of give it the space we want to give it.

Speaker 3: So now that you're sort of clearing off that one, what do you think you're going to put on there?

Andrew Franks: Product, just double up some product and stuff on it.

Speaker 3: Cool.

Andrew Franks: I want people to see product walking by.

Speaker 3: Yeah, totally.

Andrew Franks: And right here is going to be perfect for that.

Justin Bell: They can have a smaller [inaudible].

Andrew Franks: I don't know. It's probably worth something.

Video #5:

Speaker 1: ...

Speaker 2: ... Show dinosaurs. I think it was the boss that was the styracosaurus.

Speaker 3: Hey, what's up you guys? Shartimus Prime here, doing another Marvel action figure review on the ZD Toys Avengers End Game movie's Thanos. Now I don't know if ZD Toys is an official Marvel product seller. I did buy this off of eBay, but if you're trying to get your official Marvel figures you can do so at Megalopolis, City of Collectibles, where you can pick up your Marvel Legends and all kinds of other action figures. They have their daily deals and an awesome rewards points program, so check them out. Link in the description below.

Speaker 3: I'm just a little confused on where the front of the packaging is over here. I did pay a little extra to get packaging with this figure, so I thought this was the front. But anyway, this looks like it's more like the back right over here. I don't understand what any of this says, it looks like some warning stuff, and then on this side get a nice image. I do like that quite a bit. And then on the top it says Avengers End Game, you could hear some stuff rattling around, and then there's nothing at the bottom. So let's get to it and crack this thing open.

Speaker 3: Here's the ZD Toys Thanos figure out of the packaging, and there are definitely some very fun things about this figure. However it does feel cheap, man. I just got to get that out of the way, and it was missing accessories as well. So I knew what I was getting into with this guy, but hey, at the same time I have been having a lot of fun with it. But anyway, let's get a closer look at the accessories that it did come with, and then we'll take a closer look at Thanos.

Speaker 3: So here's looking at the accessories that came with the figure, and some of them I like and some of them I don't like. The one I like the most right here is the double bladed sword. This is really cool. This is the most accurate version, or film-accurate version that I've seen ever. I mean it looks incredible with the gold paint right there in the middle, and I do like the multiple colors of silver that we're seeing, and it's a little pointy but not too pointy or anything.

Speaker 3: So I think that is great. This looks awesome. Comparing it to the Marvel Legends version that came with the Build-a-Figure Thanos, you could see the drastic difference right over here. So this right here is way cooler. I really, really wish that this came with those purple flames that were shown in the product images. Yeah, that's just another disappointing thing.

Speaker 3: You get these two regular relaxed hands, which I actually have the figure posed with the most. You get a right hand for holding the sword, and it just doesn't work out. The plastic is super stiff over here, and separating these fingers to try to pry this handle in here is just super difficult to do, very, very stiff, tough plastic. And the other thing is that this just does not fit onto the ball peg that goes onto the wrist right there.

Speaker 3: So that's also very frustrating, it's just not a shape that'll go in. You really have to Dremel that out to get that to fit, it's not going to fit without some work done to it. So I just move this aside, don't use it at all. You get a regular relaxed hand for this side right here, but you can go ahead and remove this sleeve, which is a little tricky to do, but you could remove that, and then you have the Infinity Gauntlet that you could place right on there.

Speaker 3: And to take a quick look at it, it doesn't look too bad, it's just that the gold is just very faded looking. It's just not as, I don't know, it's just like the quality is just weak on it, you can just tell. You have all the stones right there, sculpted and painted on there, and it doesn't look awful or anything. But there is this thinness to the gold paint on it that's just not very appealing. But again, it doesn't look awful.

Speaker 3: And to put this on you want to make this piece match the pin right over here for that double jointed elbow, and it's just very tricky to get that on there, but you can get it on there and that works out okay. No articulation on the wrist of that at all. I usually just keep this aside, because the main reason why I got this guy is so that I could have an End Game Thanos with a regular left arm without the Infinity Gauntlet. So I'm just going to go ahead and put this together like so.

Speaker 3: And then looking at the helmet, it looks great. I love that we have a Thanos where we could remove the helmet. It's a little askew on this side right here, but for the most part I think it looks really good. So I do like having the helmet. It doesn't come with any interchangeable heads or anything like that. And then I know it's good to have your fiber and everything, but we got floor. Yeah, it's just not even really necessary to have this. This piece is coming off right here and it's not even level, you know what I mean? It has this weird arch going on. So not very excited about this at all, I'm probably just going to put this back in the box. But hey, it has some paint detail to it, no peg sticking out of it or anything like that.

Speaker 1: ...

Speaker 3: So here's looking at the head sculpt, which doesn't look too bad, even though it's very dark purple, much darker purple than we've seen in the movies. So there is that. I mean, just to give you a comparison to the 80 year... Or is it the 10 year anniversary version? You can see how much lighter this one is. And if you want to do a head swap, you can pull that off, but you're not going to really get a whole lot done as far as articulation goes.

Speaker 3: The peg right here just does not match. So you could rest it on there and it just looks a little bit weird, but you can try to mess with that if you'd like. But putting this right back on here, I am bummed out about the helmet rubbing some gold paint onto the head. That's just awful. So that's just really, really disappointing. So I'm bummed out about that. Yeah, that gold paint's just smeared throughout the dome. There's also a crack in the back of his head right over there. So yeah, the quality here is just not high end at all. It just makes you appreciate official releases of figures, because these are just the standards that they look out for.

Speaker 3: And you can see with the helmet on here it does look a whole lot better, and it fits on there nicely. So I do like how the figure looks with the helmet on more so with the helmet off, and looking at the rest of it, it doesn't look too bad, man. I got to say aesthetics-wise I'm liking the gold for the most part throughout on this guy. The skin tone, again, is just too dark, but I get some nice lines sculpted right there in the arms, so that's pretty cool.

Speaker 3: And you get this dark navy blue right there, looking really good. Looking on the back, doesn't look too bad right here. So I'm liking what I'm seeing for the most part, it doesn't look bad, it's just it has some things going on with it. You get these panels right here that can just shift out and move up a little bit, so that's cool, helps with articulation a little bit. This right here is very annoying. Nothing really rubbed against it or anything like that, it's just like that with the gold paint coming apart right there, so that's a bit irksome.

Speaker 3: And one thing to note is, while we're talking about this, that when you move the joints around it looks super gappy. I mean, that's pretty annoying. So you'll see that right here in the knees too. So these super gappy joints, yeah, a little irksome. But that's what I'm getting right here to have this more film- accurate Thanos. No peg holes at the bottom of the feet over there, and then looking at the back one more time, you get your Thanos butt flap and then your Thanos back.

Speaker 3: Now there's some things with the articulation that I like more so than the Hasbro version. But anyway, there's other things that I don't like. Okay, so first off you can't really get the head to move up. It will move down a little bit when you turn the head side to side, it's got that weird swinging side to side so he can't look directly left or right. So that's a little irritating. The shoulders move outward that far, and down just that much. You could rotate forward that much and back pretty far.

Speaker 3: You get a double jointed elbow, and the wrist is on that ball joint so it could turn around and hinge up and down or side to side just a little bit. The diaphragm joint is very weak, it just shifts side to side a little bit. That's actually a lot more movement than we got on the Hasbro version, so at least you have a little bit of that, but I was hoping for more articulation than that. It doesn't really crunch forward, or it just shifts back a little bit, but it just goes right back into place.

Speaker 3: So yeah, and then you get these panels that can shift around and everything. You get a drop down feature with the hips, so that's really cool, I like that. And because these panels move out of the way you can move the leg outward that far, and this panel can move a little bit. It's going to run into it some, but you can move the leg up that much and it'll move back. You get a flap that moves around a little bit for you right over there for the butt.

Speaker 3: There's a little bit of swivel going on right over here, but not an actual thigh cut. You get double jointed knees and you can see that gap right over there is just enormous. And then you can move the ankle down just a little bit. It doesn't really shift up, it's just level, and you can turn it side to side some and it barely has any ankle pivot, but there is just a tiny bit of ankle pivot there.

Speaker 3: Now to measure out this ZD Toys Thanos figure, you can see that he's standing just a little under the eight and a half inch mark. And then for a size comparison, we have our ZD Toys armored Thanos next to the Marvel Legends Build-a-Figure armored Thanos, and these both look actually pretty good when you look at them side by side like this. They're more or less about the same height, this one's standing just a little bit taller, but I am still furiously irked about us being stuck with an Infinity Gauntlet on the left side right over here.

Speaker 3: And I did want to pick up the SH Figuarts version, but the fact that that still has that Infinity Gauntlet on the left side of that figure, it makes me not want to get it. Also, same thing with the Hot Toys armored Thanos. It's like I have an armored Thanos that doesn't have the Infinity Gauntlet there, but yeah, so I'm just really not excited about picking up any more Thanos figures that are not film-accurate.

Speaker 3: It's probably worth noting that I don't think Thanos had so much navy blue going on, so I'm not sure that that's really film-accurate. I think he had a lot more of the gold color throughout.

Speaker 3: And then here's our ZD Toys armored Thanos next to the Marvel Legends Worthy Cap figure from End Game. And I had a lot of fun posing these two around together, I think the height difference between these two looks really good. And then here's Thanos next to your average 6:1 scale figure. We have the Marvel Legends big time bad-ass Spider-Man. You don't need Mjölnir to beat Thanos. I don't have to be worthy, I can just move over here, or move over here, and move over here. There he goes, really wasn't that hard.

Speaker 3: So saying I have mixed feelings about this figure is quite an understatement, because

I am seriously torn. I just find it very difficult to get this guy into very fun poses. However I do like the way it looks. Just the fact that it looks more screen accurate just makes it a lot more fun for me to pose around with my other Avengers End Game figures.

Speaker 3: So it makes me happy to have it, I don't want to just sell this thing off now or anything. It's like I still like it, I want to have it on my display, kind of. I don't know. This may be my Thanos that I use to pose around for fun, even though it's not that posable. But the official Hasbro version is not that much better, and then I'm timid about getting the SH Figuarts version because I know that's going to be shorter. So I don't know, man.

Speaker 3: I got to say I'm happy with what I got over here. I knew what I was getting into. It didn't come with the accessories that I wanted. Purchase at your own risk, and at the price point of around $50 I'm giving this a SUD rating of-

Speaker 4: It's not so bad.

Speaker 3: And I'd like to know what you guys think. Are you desperate enough to have a film-accurate Thanos from End Game to pick this up? Because man, it's a risky purchase. I'm curious to know. Let me know in the comment section below. Hit the like button if you liked this video, hit that subscribe button and the notification bell if you haven't already. If you haven't, what's wrong with you, man? Support the channel by hitting that subscribe button.

Speaker 3: And another way to support this channel is by checking out Patreon. I have exclusive updates over there, and you could enter into giveaways, and a big thanks to all the people that support over on Patreon. If you want to see the latest in Marvel news, be sure to check out MarvelousNews.com, and don't forget to follow me over on the Instagram, Twitter, and Twitch. Links to everything I talked about in the description below, as well as my link to eBay. I do have some Hot Toys up for an eBay listing that is closing later today, so please check that out if you're interested and I'll catch you guys later. Peace.

Speaker 1: ...

Speaker 5: That's crispy.

Speaker 6: Hey, new Shartimus Prime videos. Hey, you should click one. Yeah, click on one of them, or subscribe if you haven't.

Video #6:

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Video #7:

Speaker 1: I got this one.

Batman: I'm Batman.

Chucky: Hi. I'm Chucky.

Matt Westover: Megalopolis is the comic-con experience online is what we call it. The big tent experience for collectors of all interests, all brands, all licenses.

Speaker 1: Dammit. I'm cutting in. Leave some for me.

Matt Westover: What makes us different is having our finger on the pulse of the collector culture. Being collectors ourselves, knowing what we like, what collectors in general like, wanting to deliver a shared culture for people to rally around and behind.

Hunter Grow: So we have this thing called visual confirm. That's where we take a picture of each one of our products before we ship them out and put them into the box. It's pretty much just another level of quality control assurance for the customer.

Josh Broderick: It's the collector experience. We talk about it all the time here, where we want to provide what we would look for. If something that is very important to you, like making sure your stuff doesn't become damaged, or comes on time, or that you have the information available to you at hand, those are things that are important to us as well, and so we're going to provide that to our customers.

Matt Westover: If I could say one thing about Megalopolis is that it's not limited to just collectibles. It's going to continue to grow into a pop culture phenomenon.

Video #8:

Speaker 1: Hey there, Boss Fighters.

Speaker 1: More exciting news for you today as Boss Fight Studio reveals a Megalopolis: City of Collectibles Exclusive. It's Darvold, the Elven Swordmaster.

Speaker 1: This exciting new character comes in a stunning purple gold, black and gray deco with white hair and piercing red eyes.

Speaker 1: The figure is highly articulated, and can be positioned in any number of dynamic poses.

Speaker 1: He comes included with a stunning head sculpt with flowing white hair, an extra helmet head sculpt in black with some beautiful detailing, a separate hood he can wear on either head sculpt, a flowing cape secondary with incredible detailing around the Décolletage area, and the waist piece secondary that can also be removed. Removable purple and gold wrist gauntlets, and removable boot toppers, a highly detailed backpack, two long black axes with a sharpened edge detail in silver, a decorative sword with hand guard in gold and a purple handle, two spare hands, and a figure stand.

Speaker 1: This awesome exclusive is available to pre-order on the Megalopolis website, and you can find the link to that in the description below this video. It should be available to ship in fall of this year, and is limited to 1,000 pieces, so get involved now.

Speaker 1: Thanks for watching Boss Fighters and see you very soon. (silence)

Video #9 (Megalopolis VR/AR):

No dialogue

Sample video of possible VR/AR demo use

Video #10 (Megalopolis Megamix):

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